                              GENERAL DEVICES, INC.
                               3 TROWBRIDGE DRIVE
                            BETHEL, CONNECTICUT 06801

November 9, 2006
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Jennifer R. Hardy
           Legal Branch Chief

Re: General Devices, Inc.
    Registration Statement on Form SB-2 and
    Pre-effective Amendments 3 and 4 to Registration Statement on Form SB-2
    Filed on October 17 and 23, 2006
    File No. 333-132722

Ladies and Gentlemen:

     Set forth below are our responses to your respective enumerated comments.
Please note that the references to page numbers in our Responses to your
Comments are to the prospectus filed as part of Pre-effective Amendment 5 to the
Registration Statement.

Registration Statement's Facing page

1.   Since GDI is relying on Rule 415 under the Securities Act, check the applicable box. Refer to comment 5 in our June 7, 2006 letter.

     Response: We have checked the applicable box showing reliance on Rule 415 under the Securities Act on the facing page of the Registration Statement.

2.   Disclosure that GDI is registering a total of 78,508,623 shares of common stock is inconsistent with disclosure in the selling holders section's table that 82,789,698 shares of common stock are being offered for resale.
     Please reconcile the disclosures.

     Response: We have corrected the total shares in the Selling Shareholders table on page 23 of the prospectus.

Recapitalization of GDI, page 3

3.   We assume the disclosure that GDI amended its certificate of incorporation on October 31, 2005 to increase the number of its authorized shares of common stock from 12 million to 140 million, of which 100 million are shares of common stock and 40 million are shares of preferred stock is inadvertent. Rather, we assume the disclosure should read that GDI amended its certificate of incorporation to increase the number of its authorized shared of capital stock from 12 million to 140 million, of which 100 million are shares of common stock and 40 million are shares of preferred stock. If true, revise the disclosure here and elsewhere in the registration statement, including the description of securities section on page 28 and the recapitalization of the company subsection on page 33.

     Response: We have changed "common stock" to "capital stock" in two places on page 3 and page 33 of the prospectus.

Risk Factors, page 8

4.   Present the two paragraphs after the last risk factor on page 13 under a discrete heading that is separate from that of the risk factors section.
     Refer to comment 7 in our June 7, 2006 letter.

     Response: We have presented the two paragraphs after the last risk factor on page 13 of the prospectus in a new section headed "Information in the
     Prospectus."

Plan of Distribution, page 14

5.   As requested previously, disclose that GDI's promoters or affiliates and their transferees "are" underwriters of the securities. Language such as
     "are deemed to be" or "may be deemed to be" is unacceptable. Refer to comment 16 in our September 6, 2006 letter and comment 3 in our June 7,
     2006 letter.

     Response: We have made the appropriate change on page 14 of the prospectus.

Selling Holders, page 23

6.   As requested previously, for any beneficial owner such as D.H.
     Vermoegensverwaltund und Betellgungsges.mbH that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation
     S-K section of the March 1999 supplement to our "Manual of Publicly
     Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov. Refer also to comment 18 in our June 7, 2006 letter.

     Response: We have reflected in a new footnote 16 on page 24 of the prospectus the beneficial owner of D.H. Vermoegensverwaltungund
     Betellgungsges.mbH.

Description of Securities, page 23

7.   Revise this sections' first sentence to clarify that the summary includes a description of the material provisions of GDI's capital stock.

     Response: We have revised the disclosure as requested on page 28 of the prospectus.

Dependence on a Few Major Customers, page 40

8.   Disclosure that Aramark manages approximately 1,300 hospitals throughout the United States appears inconsistent with disclosure on page 44 that
     Aramark managed 1,300 hospitals on four continents during 2004. Please reconcile the disclosures.

     Response: We have revised the disclosure on page 39 of the prospectus to be consistent with the disclosure on page 44 of the prospectus.

Post Merger GDI Employment Agreements with Certain Executives, page 53

9.   Revise the cross reference to "Employment Agreements" to conform to the caption "Aduromed Employment Agreements" on page 54.

                                        2

     Response: We have revised the disclosure as requested on page 53 of the prospectus.

General Devices Inc. Financial Statements for the Period Ended June 30, 2006
Unaudited Consolidated Statements of Cash Flows, page F-6

10.  We read in your response to prior comment 22 that Aduromed acquired a controlling interest in General Devices' common stock through its purchase of 259,600 shares of General Devices' outstanding common stock from one of
     General Devices' shareholders in exchange for $600,000 in cash immediately prior to the merger between Aduromed and General Devices. It is unclear to us that this purchase of General Devices' common stock for cash resulted in
     Aduromed acquiring a controlling interest, as defined in ARB 51 and SFAS
     141, in General Devices.

     Response: As per our discussion on November 3, 2006 with W. John Cash and
     Jennifer K. Thompson of the Accounting Branch, we refer you to the disclosure contained in General Devices, Inc.'s Information Statement filed with the SEC on December 22, 2005 in file no. 0-3125.

Note 5. Preferred Stock, page F-13

11.  We note your response to prior comment 23. As previously requested, please revise this footnote to disclose that your series A and series B preferred stock are convertible on a one-to-one basis into common stock. We note your discussion of the conversion terms on page 28, and it is unclear to us why you make no reference to this conversion feature within your financial statements. Refer to paragraph 4 of SFAS 129.

     Response: As per our discussion on November 2, 2006 with W. John Cash and
     Jennifer K. Thompson of the Accounting Branch, we have added new disclosure on page F-13 of the prospectus relating to the conversion terms of the
     Series A and B Preferred Stock.

Aduromed Corporation Financial Statements for the Year Ended December 31, 2005
Note 2. Summary of Significant Accounting Policies - Revenue Recognition, page
F-18

12.  We note your response to prior comments 27 and 28. To help us better understand the legal rights relating to your MedClean systems, please provide us copies of the construction contracts for your $1,327,930 system and your $1,976,894 system, as listed on page F-11. in your supplemental response, please tell us where in those contracts it discusses the installation and start-up of these systems, and where in those contracts it discusses the respective individual rights to the work in progress.

     Response: As per our discussion on November 3, 2006 with W. John Cash and
     Jennifer K. Thompson of the Accounting Branch, we are furnishing herewith, as exhibits A and B to this letter, copies of documents which are representative of our construction contracts and which are responsive to this comment. We understand that these documents, while part of our response, are not part of the registration statement.

Business Combination, page F-18

13.  We assume the statement DQA One LLC had been formed as a shell company in
     September 6, 2022 is inadvertent. Please revise.

     Response: We have corrected the disclosure on page F-17 of the prospectus as requested.

Exhibits, page II-3

                                        3

14.  We assume the cross reference for exhibit 2.1 to exhibit 2.1 to the Form
     8-K filed December 12, 2006 is inadvertent. Please revise. We note the disclosure in the exhibit index immediately before the exhibits.

     Response: We have corrected the disclosure on page II-3 of the registration statement as requested.

Exhibit Index

15.  As requested previously, amend the exhibit index to indicate by footnote or otherwise that portions of the exhibits subject to a confidential treatment application are omitted and filed separately with the Commission. Refer to comment 4 in our June 7, 2006 letter and your response to the comment in your letter dated August 7, 2006.

     Response: We have revised the Exhibit Index as requested.

Exhibit 10.15

16.  It does not appear that you have filed the lease agreement as an exhibit to the registration statement. Please file the agreement. Refer to comment 43 in our June 7, 2006 letter and your response to the comment in your letter dated August 7, 2006.

     Response: We are filing the Lease Agreement with this pre-effective amendment.

Undertakings, page II-6

17.  Since this registration statement relates to an offering being made in reliance on Rule 415(a)(1)(i) of Regulation C under the Securities Act, provide the undertakings required by subparagraphs (i) and (ii) of Item
     512(g) of Regulation S-B. Refer to comment 63 in our June 7, 2006 letter.

     Response: We have provided the requested undertakings on page II-5 of the registration statement.

18.  Since this registration statement does not relate to an offering being made in reliance on Rule 430A of Regulation C under the Securities Act, the undertakings required by subparagraphs (i) and (ii) of Item 512(f) of
     Regulation S-B are inapplicable. Please revise.

     We have deleted the inapplicable undertakings on page II-6 of the registration statement.

     We have now filed amendments to the SB-2 in response to the comments, and provide you herewith three marked courtesy copies of the amendments. We have included with the filings this cover letter and its exhibits tagged as correspondence that keys the responses to your comments.

Very truly yours,
General Devices, Inc.

By /s/ Damien R. Tanaka
   ----------------------------------
Damien R. Tanaka President and CEO

                                        4

                      153 Greenwood Avenue, Suite 11-13 Bethel Connecticut 06801
                                           phone: 203.798.1080 fax: 203.798.0147
                                                                www.aduromed.com

[aduromed(TM) LOGO]

                                    EXHIBIT A

                          QUOTATION NUMBER 06-202-0420

FOR: CHRISTUS SPOHN HEALTH SYSTEM - SOUTH
     CORPUS CHRISTI, TX

                                TABLE OF CONTENTS

PROPOSAL OVERVIEW                                                        PAGE 3
MEDCLEAN SOLUTION SUMMARY                                                PAGE 5
FACILITY UTILITY REQUIREMENTS                                            PAGE 7
EFFICACY                                                                 PAGE 8
CUSTOMER RESPONSIBILITIES                                                PAGE 9
SITE PREPARATION - ADUROMED RESPONSIBILITIES                             PAGE 10
QUOTATION                                                                PAGE 11
SERVICE WARRANTY AND CONSUMABLES                                         PAGE 13
REFERENCES                                                               PAGE 14
SIGNATURE PAGE                                                           PAGE 15

PROPOSAL OVERVIEW

As the leading provider of technologically advanced total system solutions for the on-site treatment and disposal of regulated medical waste, Aduromed
Corporation is pleased to submit this acquisition proposal to CHRISTUS Spohn
Hospital Corpus Christi - South. Based on our review of waste stream data submitted by hospital personnel and our initial assessment of your facility's site requirements, we have customized our MedClean Series solution to address the specific issues confronting your organization today.

With over 15 years of experience in the healthcare industry and an array of system installations across the country, Aduromed understands the impact medical waste has on your ability to serve your patients in a healing environment.
Ensuring safe and efficient handling and disposal of medical waste presents a significant challenge for all healthcare organizations. We are confident that our MedClean Series solution will not only resolve your current medical waste challenges but will also address your waste stream management needs well into the future.

The typical Aduromed MedClean Series total system solution provides any healthcare organization with many benefits including, but not limited to, the following:

     o    Generates operational costs savings by converting regulated medical waste and sharps into waste that can be safely sent to the municipal landfill at a much lower cost and at approximately 10% of its original volume.

     o    Reduces overall cradle-to-grave liability issues.

     o    Provides 99% equipment uptime, ensuring continuous operation.

     o    Improves employee safety and satisfaction by eliminating service worker redundant handling of red-bagged medical waste and sharps.

     o    Enhances equipment safety and employee accident prevention.

     o    Maximizes control for regulatory compliance via online documentation.

     o    Reduces noise level within patient care areas.

Medical Waste Sterilization System for                              Page 3 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

     o    Totally destroys medical waste (including sharps), ensuring that it is unrecognizable in the municipal waste landfill.

     o    Ensures compliance with all federal and local regulations.

     o    Maintains full HIPAA compliance through the on-site shredding of all confidential documents, thereby eliminating this expense.

     o    Provides Green compliance, which enhances public image within the community.

Medical Waste Sterilization System for                              Page 4 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

MEDCLEAN SOLUTION SUMMARY

MedClean Series Systems are state-of-the-art solutions for regulated medical waste treatment and disposal. These unique, fully integrated systems include:
easy to handle transportation carts that safely move medical waste from patient floors; a digitally controlled steam autoclave that sterilizes waste in excess of EPA requirements; and a proprietary shredding unit that destroys treated waste to safe unrecognizable standards. Each system component is designed with fail-proof safety controls and a multi-staged safety interlocking system. All of these technologically advanced features are wrapped into an easily maintained and simple to operate waste disposal solution called the MedClean System.

Based on a site assessment performed by Aduromed personnel and review of waste stream data supplied by CHRISTUS Spohn, we have configured a total on-site system solution consisting of the following major components:

                Component                     Quantity
                ---------                  -------------
Model MC44 - 4 cart autoclave                    1

Model AVR-40 shredder                            1

Transport and treatment carts               6 full sized

                                           20 half sized

Cart tipper and safety cage                      1

Autotouch(TM) control panel and software         1

Condensate cooler                                1

Vacuum system                                    1

Platform scale                                   1

Belt conveyor                                    1

Operator platform & supports                     1

Standard platform and ramp                       1

Cover/screening for autoclave                    1

Medical Waste Sterilization System for                              Page 5 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

On-site training and manuals                     2

Aduromed startup kit                             1

Engineering services                             1

Equipment shipping                               1

Installation                                     1

HIPAA containers                            28 32-gallon

As configured, this site-specific system is capable of processing up to 500 pounds (nominal 320 pounds) or 68 cubic feet of regulated medical waste per 75 to 90 minute door-to-door process cycle.

Medical Waste Sterilization System for                              Page 6 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

FACILITY UTILITY REQUIREMENTS

Demands on the facility infrastructure are minimal with all MedClean Series technology. Prior to the commencement of installation, basic utilities must be delivered to the general area where the Aduromed equipment will be placed. These include:

   Steam:        80 PSIG input source recommended (75 - 85 PSIG range
                 acceptable)

   Electrical:   480 Volts/3 phase/60 cycle, 5 amp to the autoclave hydraulic pump

                 480 Volts/3 phase/60 cycle, 160 amp to the shredder motors

                 115 Volts/1 phase/60 cycle, 5 amps to the AutoTouch control panel

   Drain:        Minimum 2" sanitary drain for steam condensate

   Vents:        Required when equipment is installed indoors (1 1/2" to 4"
                 line)

   Water:        City Water (3/4" line recommended)

Medical Waste Sterilization System for                              Page 7 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

EFFICACY

All Aduromed MedClean Series steam autoclave sterilizers are approved for use throughout the United States as an acceptable method by which to treat and process infectious medical waste. The entire series is designed to exceed the necessary efficacy requirements of all state and federal regulations.

At the conclusion of installation, a final operational test will be conducted and the results recorded and maintained to prove efficacy. Equipment validation must be performed periodically as stipulated by authorities having jurisdiction over such matters. This requirement is protected by the MedClean AutoTouch
Control System to ensure that validation is performed as stipulated.

To demonstrate standard Aduromed efficacy results, the following is an excerpt from our complete study:

RESULTS SUMMARY

        Product           Testing Standard Used    Result
        -------           ---------------------   --------
MedClean 4 and 5 Series           STAAT           Level IV

The Aduromed MedClean Series of steam autoclaves were in complete compliance with all Environmental Protection Agency (EPA) guidelines for alternative medical waste treatment outlined in 40 CFR 259 Title V Subpart B Section 2.
These standards ware also concurrent with United Nations Environmental Programme
(UNEP) requirements widely accepted as the worldwide proof of effective sterilization.

In addition, Aduromed met all Food and Drug Administration (FDA) standards as defined in 21 CFR 600 and United States Pharmacopeia (USP) Section 23<71> for
the standardization of sterility testing.

Medical Waste Sterilization System for                              Page 8 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

CUSTOMER RESPONSIBILITIES

As the provider of a total on-site turnkey system, Aduromed manages and controls all aspects of system installation. Our pre-installation process is designed to be seamless to the institution with minimal demands on personnel time.
Accordingly, customers are responsible for providing the following summarized items unless provided for elsewhere in "SITE PREPARATION - ADUROMED
RESPONSIBILITIES":

     o    A clear, clean well-lit area for the installation of the system as outlined in this proposal

     o    Electrical power at the required voltage and in the required capacity

     o    1 1/2 inch steam line from the facility at a range of 75 to 85 PSI for the supply line

     o    A city water source complete with an anti-siphon device as required within the sterilizing room

     o    A sanitary sewer line located within the proposed sterilizing room/area (detailed drawings will be submitted immediately following a commitment to proceed with the project)

     o    Clear access for delivery and placement of all equipment components and free movement of material handling equipment (i.e. crane/forklift)

     o    Receiving/off-loading functions and secure storage for any Aduromed equipment that may arrive at the site prior to the commencement of installation

     o    Personnel for operational and maintenance training during and immediately following installation and start-up of the system

     o    Appropriate building alterations if and as required

     o    A self-contained compacting container (unless otherwise provided for in this proposal)

     o    A self-contained compacting container (unless otherwise provided for in this proposal)

     o    A concrete pad with proper guides and bullards for the safe and repeatable placement of the compacting container in its proper position (unless otherwise provided for in this proposal)

Medical Waste Sterilization System for                              Page 9 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

SITE PREPARATION - ADUROMED RESPONSIBILITIES

     1.   All utilities - water, sewer, electrical, steam as per Aduromed specification

     2.   Rework dumpster area

     3.   Canopy to match similar canopy at central plant (30'x30' w/5' skirt)

     4.   Concrete piers for canopy

     5.   Windstorm engineering

     6.   Engineering design for utilities

     7.   Geotechnical test

     8.   Fencing

     9.   Permit for construction

Medical Waste Sterilization System for                             Page 10 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

QUOTATION

     QUOTATION NUMBER:                  DATE:
          06-202-0420                   04-20-2006

     QUOTATION VALID FOR 45 DAYS

     To:   CHRISTUS Spohn Hospital Corpus Christi - South
           5950 Saratoga Boulevard
           Corpus Christi, TX 78414

     Attn: Tim Burgunder, System Director
           Safety, Security & Facilities

DESCRIPTION:

     Waste Sterilization System including:

     MC44 Series Medical Waste Sterilizing and Processing System as described in this proposal herein (includes the premium shredder). Installation Using
     Non Union

     Factory Provided Labor

                         Price of System                             $461,525.00

     Site Preparation

                         Price:                                      $102,063.00
                                                                     -----------
                         TOTAL PRICE:                                $563,588.00

Medical Waste Sterilization System for                             Page 11 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

TERMS

     Payment Terms: 1/3 down with P.O., 1/3 when shipped, 1/3 upon start-up of system

     One Year Warranty (See Warranty Statement)

     Shipment 9 to 12 weeks following receipt of Purchase Order

     Installation: 3 to 4 weeks following arrival of equipment on site.

     F.O.B.

Medical Waste Sterilization System for                             Page 12 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

SERVICE WARRANTY AND CONSUMABLES

Service of the MedClean Series technology is simple. Routine maintenance consists of cleaning, lubricating based on use, and periodic sharpening of the shredder cutter blades. Replacement parts are all available and normally kept in stock at the factory. Warranty service will be provided by Company personnel or by qualified authorized agents(s) of Aduromed Corporation. Parts and workmanship warranty is provided for a period of one year from date of purchase and labor shall be provided under this warranty agreement for a period of 90 days from date of purchase. On site response will be provided by Aduromed Corporation.

Consumables consist of an inexpensive cart liner that is used to protect the inner surface of the treatment carts. One is used in each cart per cycle.
Specially formulated deodorizing materials are also available from Aduromed.
Concentrated deodorizing granules or premixed liquid material, if the system is equipped with an automated deodorizing system, are supplied in bulk form and the quantity used depends upon the results desired.

A complete operational booklet package, including normal maintenance schedules, will be provided with the system.

Medical Waste Sterilization System for                             Page 13 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

REFERENCES

YALE UNIVERSITY MEDICAL CENTER         Elan Gandsman                           203-737-2123
135 College Street                     Director, Environmental Services
New Haven, CT 06520

FAXTON-ST. LUKES MEDICAL CENTER        John Cloutier                           315-624-6186
1656 Champlain Avenue                  Supervisor, Energy Center
Utica, NY 13503-0479

MAIMONIDES MEDICAL CENTER              Michael Yohannes                        718-283-8443
4802 Tenth Avenue                      Director, Environmental Services
Brooklyn, NY 11219

SOUTH SHORE HOSPITAL                   James Doyle                             781-340-8294
55 Fogg Road                           Director, Dept. of Health & Safety
South Weymouth, MA 02190

PRESBYTERIAN INTERCOMMUNITY HOSPITAL   Gail Baker                              562-698-0811
12401 Washington Blvd.                 Director, Environmental Services
Whittier, CA 90602-1006

MEMORIAL MEDICAL CENTER                Jim Huitsing                            217-788-3170
701 North First Street                 Director, Enviromental Services
Springfield, IL 62781

RHODE ISLAND HOSPITAL                  Douglas Walworth                        401-444-6539
593 Eddy Street                        Chief Engineer, Facilities Management
Providence, RI 02903

Medical Waste Sterilization System for                             Page 14 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

SIGNATURE PAGE

On behalf of Christus Spohn Health System:

R. David Frum
Print Name

Vice President
Title

/s/ R. David ----
-------------------------------------
Signature

4/29/06
Date

On behalf of Aduromed Corporation:

Damien R. Tanaka
Print Name

President & CEO
Title

/s/ D R Tanaka
-------------------------------------
Signature

April 28, 2006
Date

Medical Waste Sterilization System for                             Page 15 of 15

CHRISTUS Spohn Hospital                                     Proposal 06-202-0420
Corpus Christi - South

                                    EXHIBIT B

Purchase Order # : 000426601                                             Page: 1

HOSPITAL: CHRISTUS SPOHN SHARED SERVICES          VENDOR: S013685                         DATE:    05/01/06
          CHRISTUS SPOHN SHARED SERVICES                  ADUROMED CORPORATION            STATUS:  OPEN
          600 ELIZABETH STREET                            153 GREENWOOD AVE SUITE 11-13   BUYER:   JTD7138 - John T Day
          CORPUS CHRISTI. TX 78404                        BETHEL. CT 06801                TYPE:    REGULAR CAPITAL

SHIP TO : CHRISTUS SPOHN SHARED SERVICES      INVOICE TO: CHRISTUS SPOHN HEALTH ATTN:AP   TERMS:   INV NET 30
          600 ELIZABETH STREET                            600 ELIZABETH STREET            FOB:
          CORPUS CHRISTI. TX 78404                        CORPUS CHRISTI. TX 78404        CONTACT:

     VIA: EXP DEL: 06/01/06                VENDOR ACCT #: W9/CORP/SERVICE

              VEND'S CATLG                                 PACKAGING          QTY PRICE       EXT COST                 G/L ACCOUNT
LINE ITEM #   MFR'S  CATLG DESCRIPTION                     MANUFACTURER       UP                         DEPT OR INVEN
------------------------------------------------------------------------------------------------------------------------------------

  1  MISC.CAP              CAPITAL EQUIPMENT               EA                1 EA                                      120.1840.0070
                                                                                                         SSV BUSINESS DEVELOP
                           QUOTATION #06-203-0420 DATED 04/20/2005
                           MC44 SERIES MEDICAL WASTE STERLIZING & PROCESSING
                           SYSTEM AS DESCRIBED IN PROPOSAL (INCLUDES THE
                           PREMIUM SHREDDER) INSTALLATION USING NON UNION
                           FACTORY PROVIDED LABOR.                                Shoreline
                           PRICE OF SYSTEM             $542,168.00
                           SITE PREPARATION            $119,813.00
                           TOTAL PRICE                 $661,981.00

  2  MISC.CAP              CAPITAL EQUIPMENT               EA                1 EA                                      120.1840.0070
                                                                                                         SSV BUSINESS DEVELOP
                           QUOTATION #06-201-0420 DATED 04/20/2006
                           MC44 SERIES MEDICAL WASTE STERLIZING & PROCESSING
                           SYSTEM AS DESCRIBED IN PROPOSAL. (INCLUDES THE
                           PREMIUM SHREDDER) INSTALLATION USING NON UNION
                           FACTORY PROVIDED LABOR.                                Memorial
                           PRICE OF SYSTEM             $602,906.00
                           SITE PREPARATION            $133,125.00
                           TOTAL PRICE                 $736,031.00

  3  MISC.CAP              CAPITAL EQUIPMENT               EA                1 EA                                      120.1840.0070
                                                                                                         SSV BUSINESS DEVELOP
                           QUOTATION #06-202-0420 DATED 04/20/2006
                           MC44 SERIES MEDICAL WASTE STERLIZING & PROCESSING
                           SYSTEM AS DESCRIBED IN PROPOSAL. (INCLUDES THE
                           PREMIUM SHREDDER) INSTALLATION USING NON UNION
                           FACTORY PROVIDED LABOR.                                South
                           PRICE OF SYSTEM             $461,525.00
                           SITE PREPARATION            $102,063.00
                           TOTAL PRICE                 $563,588.00

  4  2734335  NA           PAYMENT FOR WORK DONE/ADVANCE   EA                1 EA 653866.6700  653866.67               120.1840.0070
              NA                                           NOT APPLICABLE                                SSV BUSINESS DEVELOP
                           1/3 DOWN WITH PURCHASE ORDER
                           ADUROMED TO INVOICE

  5  2734335  NA           PAYMENT FOR WORK DONE/ADVANCE   EA                1 EA 653866.6700  653866.67               120.1840.0070
              NA                                           NOT APPLICABLE                                SSV BUSINESS DEVELOP

                                    EXHIBIT B

Purchase Order #: 000426601                                              Page: 2

HOSPITAL: CHRISTUS SPOHN SHARED SERVICES          VENDOR: S103685                         DATE:    05/01/06
          CHRISTUS SPOHN SHARED SERVICES                  ADUROMED CORPORATION            STATUS:  OPEN
          600 ELIZABETH STREET                            153 GREENWOOD AVE SUITE 11-13   BUYER:   JTD7138 - John T Day
          CORPUS CHRISTI. TX 78404                        BETHEL. CT 06801                TYPE:    REGULAR CAPITAL

              VEND'S CATLG                                 PACKAGING          QTY PRICE       EXT COST                 G/L ACCOUNT
LINE ITEM #   MFR'S  CATLG DESCRIPTION                     MANUFACTURER       UP                         DEPT OR INVEN
------------------------------------------------------------------------------------------------------------------------------------

                           1-3 UPON SHIPMENT

6 2734335     NA           PAYMENT FOR WORK DONE/ADVANCE   EA                1 EA 653866.6700  653366.67               120.1840.0070
              NA                                           NOT APPLICABLE                                SSV BUSINESS DEVELOP

                           1/3 UPON START CF SYSTEM

Comments:                                                                         TOTAL       1961500.01
                     *** CE#2006457 SHARED SERVICES    ATTN: TIM BURGUNDER

                     *** ********************************************************

                     *** TERMS: 1/3 W/PO. 1/3 Shipment. 1/3 Upon Start Up.

Vendor:

     1.   INCLUDE IN ALL SHIPMENTS A PACKING SLIP SHOWING CONTENTS AND PURCHASE
          ORDER NUMBER.

     2.   SHOW OUR ORDER NUMBER ON ALL INVOICES, PACKAGES, SHIPPING PAPERS, AND
          CORRESPONDENCE.

     3.   RENDER INVOICES IN DUPLICATE.

     4.   PURCHASE ORDER IS SUBJECT TO ALL TERMS AND CONDITIONS AS PROVIDED TO
          THE VENDOR.

                                        By:             /s/ John Day
                                            ------------------------------------
                                                    Authorized Signature